Issuer Free Writing Prospectus

Relating to Preliminary Prospectus dated June 23, 2020

Filed pursuant to Rule 433

Registration No. 333-239391

This free writing prospectus relates only to the offering described below and should be read together with the preliminary prospectus supplement dated June 23, 2020 (the “Preliminary Prospectus Supplement”), including the documents incorporated by reference therein and the accompanying base prospectus. This free writing prospectus supplements the Preliminary Prospectus Supplement to reflect an increase in the number of Class A ordinary shares, nominal value €0.01 per share, being offered by Yandex N.V. (the “Company”).

$400,000,000

Class A Ordinary Shares

Yandex N.V.

Issuer:	Yandex N.V.

Securities:	Class A ordinary shares, nominal value €0.01 per share.

Offering Size:

$400 million, which constitutes an increase of $200 million from the amount to be issued disclosed in our Preliminary Prospectus Supplement (or, $460 million if the underwriter exercises its option to purchase additional Class A ordinary shares in full).

Nasdaq Global Select Market Symbol:	YNDX

Last Reported Sale Price per Class A ordinary share on June 24, 2020:	$50.30

The Company has filed a registration statement with the Securities and Exchange Commission, or the SEC, for the offering to which this communication relates. Before you invest, you should read the Preliminary Prospectus Supplement and the accompanying base prospectus and other documents the Company has filed with the SEC for more complete information about the Company and the offering to which this communication relates. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov or from Goldman Sachs & Co. LLC, Attention: Prospectus Department, 200 West Street, New York, NY 10282, or by telephone at (866) 471-2526 or by email at prospectus-ny@ny.email.gs.com. The final terms of the public offering will be disclosed in a final prospectus supplement to be filed with the SEC.